

August 19, 2010

Alec C. Covington
Chief Executive Officer
Nash-Finch Company
7600 France Avenue South
P.O. Box 355
Minneapolis, Minnesota 55440-0355

> **Re: Nash-Finch Company**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 4, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **Form 10-Q for the Fiscal Period Ended March 27, 2010**
> **Filed April 30, 2010**
> **Form 10-Q for the Fiscal Period Ended June 19, 2010**
> **Filed July 22, 2010**
> **Form 8-K**
> **Filed March 4, 2010**
> **File No. 000-00785**

Dear Mr. Covington:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2010

Business, page 2

1. We note your disclosure on page 3 that the ratio of free cash flow to net assets improved to 10.6% in fiscal 2009. Please explain to us how you considered whether this is a non-

GAAP financial measure and the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. If you present this figure in future filings, please provide a clear description of how the measure is calculated and a reconciliation to the most directly comparable GAAP measure. Please see Question 102.07 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations issued in January 2010 and available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 1A. Risk Factors, page 8

2. Please delete the language in the second and third sentences in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 2. Properties, page 14

3. Please outline briefly the principal terms of the leases of the identified properties.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 20

4. In future filings, when you identify intermediate causes of changes in revenues, such as an increase or decrease in domestic or overseas sales or an increase or decrease in same store sales, please provide your readers with insight into the underlying drivers of those changes.

Liquidity and Capital Resources, page 25

5. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Critical Accounting Policies, page 32

6. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical

accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in your valuation of stock options would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350.

Consolidated Statements of Stockholders' Equity, page 42

7. In future filings, please ensure that you disclose, either in your stockholders' equity statement or a note to your financial statements, the changes in each class of common shares for each period for which an income statement is required to be filed as required by Rule 5-02.29 of Regulation S-X.

Note (2) Acquisition, page 50

8. We read that in fiscal 2009 you purchased from GSC enterprises, Inc. substantially all of the assets relating to three military food distribution centers. Please explain to us in more detail the factors that led to a purchase price less than the fair value of the assets acquired and liabilities assumed and the resulting gain on the acquisition. Please include in your response a description of how you determined the fair value of the assets acquired and liabilities assumed. Ensure you explain why the acquisition did not result in the recognition of any intangible assets, such as those described in FASB ASC paragraphs 805-20-55-2 through 55-45, particularly customer-related and contract-based intangible assets.

Note (9) Derivative Instruments, page 59

9. Please completely provide in future filings the disclosures required by FASB ASC 815-10-50-4A.

Note (16) Commitments and Contingencies, page 73

10. We note that you recorded a $7.6 million gain in fiscal 2009 related to a litigation settlement with Roundy's Supermarkets, Inc. Please tell us when you recorded the original liability related to the Roundy's litigation and where in your financial statements you recorded the offset to the initial accrual.

Exhibit Index

11. Please revise your exhibit index to identify the filings (including exhibit numbers) from which the exhibits are incorporated by reference.

12. With respect to Exhibits 2.1, 2.2 and 2.3, please include an agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners, page 15

13. Please revise your disclosure to clarify whether it includes shares each shareholder has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Security Ownership of Management, page 17

14. Please revise your disclosure to clarify whether each shareholder exercises sole and/or shared voting and/or dispositive powers with respect to the shares owned.

Executive Compensation and Other Benefits, page 20

15. We note your indication that you have not disclosed all of your specific financial and operational goals with respect to your incentive plans (including short-term incentive bonuses, long-term incentive plan awards, restricted stock units and the MDV Gain Share Plan) because you believe that such disclosure would put you at a competitive disadvantage. Please provide us on a supplemental basis with a detailed explanation for this conclusion. See Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

16. Please confirm that Towers Watson did not provide any other services to you or your affiliates that would require additional disclosure pursuant to Item 407(e)(3)(iii)(A) of Regulation S-K, or revise your disclosure accordingly.

Compensation Review – 2006-Present, page 21

17. Please expand the discussion regarding your use of the Towers Perrin Executive Compensation Database and the Stanton Group Wholesale/Retail Group Compensation Survey for benchmarking purposes. Please identify the companies utilized in the database and survey. In addition, please consider discussing the particular industries in which those companies participate and the range of revenues earned by those companies. If you do not have additional information regarding these companies, please include a

statement to that effect in your disclosure. In addition, please explain why you have determined to use the database and survey for your benchmarking purposes.

Outstanding Equity Awards at Fiscal Year End, page 32

18. Please revise footnotes 3 and 4 of the table to indicate the payout levels on which the numbers of shares shown in the table are based.

Form 10-Q for the Fiscal Period Ended March 27, 2010
Form 10-Q for the Fiscal Period Ended June 19, 2010

Item 4. Controls and Procedures

19. We note your disclosure that "[e]xcept as set forth below, there was no change in [y]our internal control over financial reporting that occurred during the period covered by this quarterly report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." Please revise future filings to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Form 8-K filed March 4, 2010

20. We note that you have identified four non-GAAP financial measures that are included in your press release dated March 4, 2010, including Consolidated EBITDA, leverage ratio, senior secured leverage ratio and interest coverage ratio. We also note that you have included several other measures such as free cash flow return on net assets, Consolidated EBITDA margin, segment EBITDA, and organic revenue growth. Although we note your reconciliation of Consolidated EBITDA to its most comparable GAAP measure, please tell us how you believe you fully met the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K and Regulation G for each non-GAAP financial measure. If you present these figures in future filings, please provide a clear description of how each measure is calculated and a reconciliation to the most directly comparable GAAP measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director